Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Nine Months Ended		Twelve Months Ended December 31,
	9/30/10	9/30/09	2009	2008	2007	2006	2005
Earnings
Income from continuing operations before income taxes*	$214.1	$129.7	$198.4	$192.6	$147.3	$339.1	$305.6

Interest expense (excluding amount capitalized)	27.9	29.1	37.4	49.5	60.9	56.2	46.7

Portion of rental expense under operating leases representative of an interest factor**	13.9	17.7	16.9	21.5	24.3	24.9	14.0

Total earnings***	$255.9	$176.5	$252.7	$263.6	$232.5	$420.2	$366.3

Fixed charges
Interest expense (including amount capitalized)	$28.6	$29.8	$38.3	$50.5	$61.9	$57.8	$48.3

Portion of rental expense under operating leases representative of an interest factor**	13.9	17.7	16.9	21.5	24.3	24.9	14.0

Total fixed charges	$42.5	$47.5	$55.2	$72.0	$86.2	$82.7	$62.3

Ratio of earnings to fixed charges	6.0	3.7	4.6	3.7	2.7	5.1	5.9

*	2005 through 2008 amounts have been retrospectively adjusted to include noncontrolling interest.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist principally of interest costs.